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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes |_| No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes |_| No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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   [LOGO]
   ENDESA
Grupo Enersis

FOR IMMEDIATE RELEASE

For further information contact:                    Tomas Gonzalez
                                                    tgonzalez@endesa.cl
Jaime Montero
Investor Relations Director                         Irene Aguilo
Endesa Chile                                        iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl                                      Suzanne Sahr
                                                    ssc@endesa.cl

       EMPRESA NACIONAL DE ELECTRICIDAD S.A. EXTENDS OFFER EXPIRATION DATE

Santiago, Chile, October 2 - Empresa Nacional de Electricidad S.A. (the "Company") today announced that it has extended the expiration date of its offer to exchange (the "Exchange Offer") up to US$400,000,000 of its new 8.350% notes due 2013 and up to US$200,000,000 of its new 8.625% notes due 2015 (together, the "New Notes"), registered under the Securities Act of 1933, as amended, for its outstanding, unregistered 8.350% notes due 2013 and 8.625% notes due 2015 (together, the "Old Notes") until 5:00 p.m., New York time, on Monday, October 20, 2003, unless extended.

The Exchange Offer was previously set to expire at 5:00 p.m., New York time, on October 2, 2003.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the Old Notes do not apply to the New Notes. Except for the extension of the expiration date, all other terms and provisions of the Exchange Offer remain as set forth in the Exchange Offer prospectus previously furnished to the registered holders of the Old Notes.

As of 5:00 p.m., New York time, on October 2, 2003, the following tenders have been made by holders of Old Notes:

      o Approximately US$388 million principal amount of the Company's old 8.350% notes due 2013, equal to approximately 97.1% of the total aggregate principal amount of such notes outstanding; and

      o Approximately US$190 million principal amount of the Company's old 8.625% notes due 2015, equal to approximately 94.8 % of the total aggregate principal amount of such notes outstanding.

JPMorgan Chase Bank is serving as the Exchange Agent in connection with the Exchange Offer.

      SOURCE Empresa Nacional de Electricidad S.A.


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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY: /S/ HECTOR LOPEZ VILASECO
                                             ---------------------------------
                                                   Hector Lopez Vilaseco

                                                      General Manager

Dated: October 2, 2003